083-00005

IFC | International Finance Corporation
World Bank Group

[redacted]

09047302

RECEIVED
2009 NOV 23 A 8:36

File No. 83-5
Regulation IFC: Rule 2

November 16, 2009

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) Management's Discussion & Analysis and Condensed Consolidated Quarterly Financial Statements September 30, 2009 (unaudited) of International Finance Corporation (IFC) and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended September 30, 2009.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month	ExternalId	CurrCode	NotionalAmt		NotionalUSDAmt		InterestRate	SettleDate
Sep 30, 2009								
New Market Borrowings								
	10 08XXXXX	AUD	500,000,000.00		414,325,000.00		5.75	31-Jul-09
	10 26XXXXX	AUD	18,000,000.00		15,716,700.00		4.00	29-Sep-09
			Sum Of NotionalAmt:	518,000,000.00	Sum Of NotionalUSDAmt:	430,041,700.00		
	10 11XXXXX	BRL	10,000,000.00		5,371,290.45		7.50	26-Aug-09
	10 16XXXXX	BRL	12,000,000.00		6,700,167.50		8.20	28-Sep-09
	10 17YYYYY	BRL	10,000,000.00		5,583,472.92		7.70	28-Sep-09
	10 19XXXXX	BRL	100,000,000.00		55,533,959.02		9.25	16-Sep-09
	10 21XXXXX	BRL	150,000,000.00		83,280,126.59		9.25	17-Sep-09
			Sum Of NotionalAmt:	282,000,000.00	Sum Of NotionalUSDAmt:	156,469,016.48		
	10 22XXXXX	JPY	500,000,000.00		5,513,895.02		1.88	24-Sep-09
			Sum Of NotionalAmt:	500,000,000.00	Sum Of NotionalUSDAmt:	5,513,895.02		
	10 09XXXXX	NZD	150,000,000.00		98,610,000.00		6.25	31-Jul-09
			Sum Of NotionalAmt:	150,000,000.00	Sum Of NotionalUSDAmt:	98,610,000.00		
	10 24XXXXX	SGD	200,000,000.00		141,242,937.85		1.10	25-Sep-09
			Sum Of NotionalAmt:	200,000,000.00	Sum Of NotionalUSDAmt:	141,242,937.85		
	09_152XXXX	TRY	3,000,000.00		1,944,957.70		10.00	14-Jul-09
	10 03XXXXX	TRY	125,000,000.00		81,897,398.94		11.25	17-Jul-09
	10 04XXXXX	TRY	75,000,000.00		49,138,439.36		17.00	17-Jul-09
	10 12XXXXX	TRY	200,000,000.00		137,169,507.22		11.25	05-Aug-09
	10 13XXXXX	TRY	255,000,000.00		173,057,346.45		0.50	13-Aug-09
	10 20XXXXX	TRY	100,000,000.00		66,515,897.30		11.25	14-Sep-09
			Sum Of NotionalAmt:	758,000,000.00	Sum Of NotionalUSDAmt:	509,723,546.97		
	10 01XXXXX	USD	25,000,000.00		25,000,000.00		5.20	15-Jul-09
	10 02XXXXX	USD	20,000,000.00		20,000,000.00		5.17	16-Jul-09
	10 05XXXXX	USD	30,000,000.00		30,000,000.00		5.04	28-Jul-09
	10 06XXXXX	USD	29,933,741.00		29,933,741.00		6.02	30-Jul-09
	10 07XXXXX	USD	52,000,000.00		52,000,000.00		0.00	30-Jul-09
	10 10XXXXX	USD	30,000,000.00		30,000,000.00		6.00	11-Aug-09
	10 14XXXXX	USD	200,000,000.00		200,000,000.00		4.40	14-Aug-09
	10 15XXXXX	USD	30,000,000.00		30,000,000.00		6.35	24-Aug-09
	10 25XXXXX	USD	500,000,000.00		500,000,000.00		2.25	24-Sep-09
			Sum Of NotionalAmt:	916,933,741.00	Sum Of NotionalUSDAmt:	916,933,741.00		
	10 18XXXXX	ZAR	45,000,000.00		6,039,214.63		7.02	28-Sep-09
			Sum Of NotionalAmt:	45,000,000.00	Sum Of NotionalUSDAmt:	6,039,214.63		
					Sum Of NotionalUSDAmt1:	2,264,574,051.95		
Matured Market Borrowings								
	07_15XXXXX	AUD	157,000,000.00		134,603,950.00		5.37	14-Sep-09
			Sum Of NotionalAmt:	157,000,000.00	Sum Of NotionalUSDAmt:	134,603,950.00		
	09_114_B1X	BRL	1,710,000.00		909,090.91		7.30	18-Aug-09
			Sum Of NotionalAmt:	1,710,000.00	Sum Of NotionalUSDAmt:	909,090.91		
	04_03_B3XX	CAD	11,000,000.00		9,436,794.92		1.00	08-Jul-09
			Sum Of NotionalAmt:	11,000,000.00	Sum Of NotionalUSDAmt:	9,436,794.92		
	01_81_B2XX	GBP	14,790,000.00		24,611,299.50		5.50	13-Aug-09
			Sum Of NotionalAmt:	14,790,000.00	Sum Of NotionalUSDAmt:	24,611,299.50		
	07_12XXXXX	HKD	750,000,000.00		96,767,950.45		4.45	01-Sep-09
			Sum Of NotionalAmt:	750,000,000.00	Sum Of NotionalUSDAmt:	96,767,950.45		
	03_36_B1XX	JPY	2,000,000,000.00		21,699,034.39		0.00	13-Jul-09
	05_04_B1XX	JPY	3,000,000,000.00		31,461,381.15		2.06	05-Aug-09
	05_06_B1XX	JPY	2,000,000,000.00		21,614,611.48		1.61	09-Sep-09
	05_27_B1XX	JPY	2,000,000,000.00		21,701,388.89		1.70	10-Sep-09
			Sum Of NotionalAmt:	9,000,000,000.00	Sum Of NotionalUSDAmt:	96,476,415.91		
	07_11XXXXX	MXN	200,000,000.00		15,523,972.90		7.00	25-Aug-09
			Sum Of NotionalAmt:	200,000,000.00	Sum Of NotionalUSDAmt:	15,523,972.90		
	00_06XXXXX	NZD	250,000,000.00		160,637,500.00		6.75	15-Jul-09
	07_33XXXXX	NZD	70,000,000.00		46,574,500.00		6.70	17-Aug-09
			Sum Of NotionalAmt:	320,000,000.00	Sum Of NotionalUSDAmt:	207,212,000.00		
	08_10XXXXX	USD	78,000,000.00		78,000,000.00		3.50	17-Sep-09
	09_18XXXXX	USD	100,000,000.00		100,000,000.00		2.88	01-Jul-09
			Sum Of NotionalAmt:	178,000,000.00	Sum Of NotionalUSDAmt:	178,000,000.00		
	07_06XXXXX	ZAR	900,000,000.00		110,667,076.54		8.15	11-Aug-09
	07_10XXXXX	ZAR	600,000,000.00		76,785,257.23		8.00	25-Aug-09
	08_04XXXXX	ZAR	80,000,000.00		10,509,031.20		9.24	10-Sep-09
	08_38XXXXX	ZAR	1,500,000,000.00		192,851,632.81		11.00	01-Jul-09
	09_04XXXXX	ZAR	500,000,000.00		64,283,877.60		11.00	01-Jul-09
			Sum Of NotionalAmt:	3,580,000,000.00	Sum Of NotionalUSDAmt:	455,096,875.38		
					Sum Of NotionalUSDAmt1:	1,218,638,349.97		
Matured IBRD Borrowings								
	003785_03X	USD	1,190,480.00		1,190,480.00		8.00	01-Sep-09
			Sum Of NotionalAmt:	1,190,480.00	Sum Of NotionalUSDAmt:	1,190,480.00		
					Sum Of NotionalUSDAmt1:	1,190,480.00		

INTERNATIONAL FINANCE CORPORATION

Management's Discussion & Analysis
and
Condensed Consolidated
Quarterly Financial Statements
September 30, 2009
(unaudited)

Contents
September 30, 2009

Page

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview 3
Financial summary 3
Client services 4
Treasury services 5
Capital and retained earnings 5
Results of operations 6

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed consolidated balance sheets 10
Condensed consolidated income statements 11
Condensed consolidated statements of comprehensive income 12
Condensed consolidated statements of changes in capital 13
Condensed consolidated statements of cash flows 14
Notes to condensed consolidated financial statements 15
Independent Auditors' Report 38

OVERVIEW

This document should be read in conjunction with the International Finance Corporation (IFC) consolidated financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2009 (FY09). IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of September 30, 2009, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most multilateral development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL SUMMARY

Basis of Preparation of IFC's Condensed Consolidated Financial Statements

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

Financial Performance Summary

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; and recoveries of interest on loans formerly in nonaccrual status; and the utilization of Board of Director and Board of Governor approved designations of retained earnings.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities. Certain of IFC's financial instruments accounted for at fair value (e.g., the liquid assets trading portfolio, certain equity investments, borrowings and all derivative financial instruments) are also subject to external market factors that significantly affect the value of such securities, adding variability to net income and other comprehensive income.

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value of $339 million in three months ended September 30, 2009 (FY10 Q1) as compared to a loss of $36 million the three months ended September 30, 2008 (FY09 Q1). After net losses on other non-trading financial instruments accounted for at fair value of $259 million in FY10 Q1 ($108 million of gains - FY09 Q1), IFC has reported net income of $80 million in FY10 Q1 ($72 million – FY09 Q1).

CLIENT SERVICES

Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments (resource mobilization). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's strategic priorities comprise: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with emerging market players; (iii) addressing climate change and ensuring environmental and social sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

NEW INITIATIVES

The financial crisis that began with the collapse of the U.S. subprime mortgage market quickly spread as credit markets froze and trade volumes contracted. IFC launched a series of initiatives to help private enterprises cope with the crisis. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's new initiatives are designed to address both the immediate and long-term needs of IFC's clients.

Investment Program Summary

COMMITMENTS

In FY10 Q1, IFC entered into new commitments totaling $2,319 million, compared with $2,324 million for FY09 Q1. In addition, IFC mobilized resources totaling $363 million, compared with $1,273 million in FY09 Q1.

FY10 Q1 and FY09 Q1 commitments and resources mobilized comprised the following:

	FY10 Q1	FY09 Q1
Commitments*		
Loans	**$ 1,419**	$ 1,218
Equity investments	**323**	538
Guarantees	**573**	568
Client risk management	**4**	-
Total commitments	**$ 2,319**	$ 2,324
B-loans	**$ 229**	$ 1,053
Structured finance	**8**	11
Parallel loans	**126**	209
Total resources mobilized	**$ 363**	$ 1,273

* Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSEMENTS

IFC disbursed $1,718 million for its own account in FY10 Q1 ($1,733 million in FY09 Q1): $1,428 million of loans ($1,326 million in FY09 Q1), $221 million of equity investments ($325 million in FY09 Q1), and $69 million of debt securities ($82 million in FY09 Q1).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (before reserves against losses on loans and fair value adjustments for investments accounted for at fair value) was $23,380 million at September 30, 2009 ($22,251 million at June 30, 2009), comprising the disbursed loan portfolio of $17,661 million ($16,646 million at June 30, 2009), the disbursed equity portfolio of $4,147 million ($4,105 million at June 30, 2009), and the disbursed debt security portfolio of $1,572 million ($1,500 million at June 30, 2009).

RESOURCE MOBILIZATION

Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments.

RESOURCE MOBILIZATION RATIO
The resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans +sales of loans+ non-IFC investment part of structured finance + non-IFC part of new initiatives commitments}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC part of new initiatives commitments)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC portion of new initiatives commitments) $0.16 in FY10 Q1 ($0.55 in FY09 Q1).

TREASURY SERVICES

Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include mortgage- and asset-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios, internally named P0 through P4. All five portfolios are accounted for as trading portfolios.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At September 30, 2009 this portfolio contained short-term money market instruments denominated in Brazilian real, Russian ruble and Mexican peso holdings. The P6 portfolio totaled $453 million at September 30, 2009 ($447 million at June 30, 2009).

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of IFC's Management Team.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $3,349 million during FY10 Q1 ($1,205 million in FY09 Q1), including short-term borrowings, net of $1,059 million ($0 – FY09 Q1) largely as a result of IFC's short-term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's new initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year, which was launched in the last quarter of FY09.

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At September 30, 2009, $297 million of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. franc were used for such purposes ($297 million – June 30, 2009). In addition, at September 30, 2009, $112 million of Brazilian real borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars ($102 million – June 30, 2009).

CAPITAL AND RETAINED EARNINGS

As of September 30, 2009, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $17,085 million, up from the June 30, 2009 level of $16,122 million. At September 30, 2009, total capital comprised $2,369 million of paid-in capital, unchanged from June 30, 2009, $13,122 million of retained earnings ($13,042 million at June 30, 2009), and $1,594 million of accumulated other comprehensive income ($711 million at June 30, 2009).

Designations of Retained Earnings

Beginning in the year ended June 30, 2004 (FY04), IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (year ended June 30, 2005 (FY05)), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's income statement in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

At September 30, 2009, retained earnings comprised $12,382 million of undesignated retained earnings ($12,251 million at June 30, 2009), $360 million of retained earnings designated for advisory services ($409 million at June 30, 2009), $181 million of retained earnings designated for PBG ($183 million at June 30, 2009), $100 million of retained earnings designated for the Global Infrastructure Project Development Fund ($100 million at June 30, 2009) and $99 million for IFC SME Ventures for IDA countries ($99 million at June 30, 2009).

On October 7, 2009, IFC's Board of Governors noted with approval the designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. Such designations and concurrent reallocations were approved by IFC's Board of Directors on August 5, 2009.

FINANCIAL RATIOS (US GAAP-BASIS)

	FY10Q1	**FY09**
1. Return on average assets (%)	**0.6**	(0.3)
2. Return on average capital (%)	**1.9**	(0.9)
3. Cash and liquid investments as a percentage of next three years' estimated net cash requirements	**75**	75
4. External funding liquidity level (%)	**197**	163
5. Debt to equity ratio	**2.2:1**	2.1:1

IFC's leverage ratio was 2.2:1, well within the maximum of 4:1 as required by the policies approved by IFC's Board of Directors (Board). The externally funded liquidity ratio was 197%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 75%, above the minimum requirement of 45%.

RESULTS OF OPERATIONS

Overview

The overall market environment has a significant influence on IFC's financial performance. While emerging markets and IFC have faced very favorable conditions since FY03, the environment changed significantly in FY08, with heightened uncertainty replacing the stability of recent years. During FY09, this uncertainty was magnified and became a global financial crisis impacting both developed and developing markets. Prior to FY09, the impact was strongest in the United States but in FY09, the developed markets and emerging markets became significantly impacted as the financial crisis became a global financial crisis. Equity markets in many countries where IFC has significant investments dropped sharply in the latter part of FY08 and into FY09 but recovered somewhat in the fourth quarter of FY09. Markets stabilized somewhat during the latter stages of FY09 and into FY10, but the current environment is characterized by increased risk aversion, liquidity strains in international financial markets and elevated commodity and food prices. The changed global environment has significantly impacted IFC's recent financial performance, particularly in respect of generally lower income from equity investments and growing reserves against losses on loans.

The following paragraphs detail significant variances between FY10 Q1 and FY09 Q1, covering the periods included in IFC's FY10 Q1 condensed consolidated financial statements. Certain amounts in FY09 Q1 have been reclassified to conform to the current year's presentation.

Net Income

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value of $339 million in FY10 Q1, $375 million higher than the loss before net gains and losses on other non-trading financial instruments accounted for at fair value of $36 million in FY09 Q1. After net losses on other non-trading financial instruments accounted for at fair value of $259 million in FY10 Q1 ($108 million of gains - FY09 Q1), IFC has reported net income of $80 million in FY10 Q1 ($72 million – FY09 Q1).

IFC's FY10 Q1 financial performance has generally improved from that experienced throughout much of FY09, particularly in the second and third quarters of FY09. FY09 performance was significantly impacted by the global financial crisis, principally in the performance of the equity portfolio, mirroring the widespread declines in emerging countries stock markets during the year. Emerging countries stock markets continued the recovery that began in the fourth quarter of FY09 but market performance remains volatile.

EQUITY PORTFOLIO PERFORMANCE

The overall risk in the equity portfolio, as measured by country risk and credit risk, decreased marginally in FY10 Q1.

Income from the equity investment portfolio increased by $166 million from $67 million in FY09 Q1 to $233 million in FY10 Q1.

IFC generated realized gains on equity investments for FY10 Q1 of $167 million, as compared with $199 million for FY09 Q1, a decrease of $32 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Total realized gains on equity investments are concentrated – in FY10 Q1, one investment generated an individual capital gain in excess of $20 million for a total of $24 million, or 14%, of the FY10 Q1 gains, compared to one investment that generated individual capital gain in excess of $20 million for a total of $126 million, or 63%, of the FY09 Q1 gains.

Dividend income totaled $47 million in FY10 Q1, as compared with $124 million in FY09 Q1. Consistent with FY09, a significant amount of IFC's dividend income in FY10 Q1 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $14 million in FY10 Q1, as compared with $25 million in FY09 Q1. The decline in dividends can be mainly attributed to lower prices of copper, oil and gas, devaluation of certain currencies and delayed receipts.

In FY10 Q1, IFC recorded equity investment impairment write-downs of $50 million ($5 million on listed and liquid investments and $45 million on unlisted and listed & illiquid investments), as compared to $208 million in FY09 Q1 ($103 million on listed and liquid investments and $105 million on unlisted and listed & illiquid investments), a decrease of $158 million, which broadly reflects the recently improved global financial situation in FY10 Q1 after the significant impairment write-downs experienced throughout much of FY09, particularly in FY09 Q2 when such write-downs peaked at $585 million.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY10 Q1 totaled $71 million, as compared with losses of $49 million in FY09 Q1.

LOAN AND GUARANTEE PORTFOLIO PERFORMANCE

Income from loans and guarantees increased to $223 million in FY10 Q1 from $185 million in FY09 Q1. Excluding the impact of fair value accounting on loans, interest income and financial fees on loans and guarantees decreased to $187 million in FY10 Q1 from $233 million, a decrease of $46 million. This decrease may be analyzed as follows: (i) $45 million lower income due to growth in the loan portfolio, more than offset by the impact of lower interest rates when comparing FY10 Q1 to FY09 Q1; (ii) $2 million lower income due to lower net recoveries of interest on non-accruing loans; (iii) $4 million lower income due to lower income from income participation notes; and (iv) $5 million higher income due to higher commitment and financial fees, reflecting portfolio growth.

Unrealized gains on loans accounted for at fair value were $36 million in FY10 Q1, $84 million higher than the $48 million of unrealized losses reported in FY09 Q1.

The overall risk in the loan portfolio, as measured by country risk and credit risk, continued to deteriorate during FY10 Q1, continuing the trend of recent quarters. The level of non-performance in the loan portfolio increased during FY10 Q1 from 2.7% of the then-outstanding loan portfolio ($457 million) at June 30, 2009 to 3.8% of the outstanding loan portfolio ($687 million) at September 30, 2009, of which $251 million are past due for 60 days or more. IFC recorded $125 million of provisions for losses on loans in FY10 Q1 ($31 million of specific provisions; and $94 million of portfolio (or general) provisions, as compared with $43 million in FY09 Q1 ($19 million of specific provisions; and $24 million of portfolio provisions).

On September 30, 2009, IFC's total reserves against losses on loans were 7.7% of the disbursed loan portfolio (7.4% at June 30, 2009).

LIQUID ASSET TRADING PORTFOLIO PERFORMANCE

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $17,864 million at June 30, 2009, to $19,803 million at September 30, 2009.

Income from liquid asset trading activities totaled $320 million in FY10 Q1, as compared to $47 million in FY09 Q1. Both the structured legacy portfolio and other securities generated positive returns in FY10 Q1. In addition to interest income of $109 million, holdings of treasury securities showed $70 million of principal gains in FY10 Q1 and principal gains on the structured portfolio of asset-backed securities (ABS) and mortgage-backed securities (MBS) totaled $139 million (of which unrealized gains totaled $137 million) in FY10 Q1, following the rebound begun in FY09 Q4 after several consecutive quarters of losses. As a result of the improved market environment in FY10 Q1, IFC's holdings of securities in the liquid asset portfolios classified as "Level 3" reduced significantly as far fewer securities were classified as "hard to price" at FY10 Q1-end when compared to FY09-end. In addition, ABS securities classified as "Level 2" increased by $1,667 million comprising $1,517 million of new purchases, and Corporate Bonds in the same class increased by $1,686 million with new purchases of $2,421 million in FY10 Q1. All holdings in the liquid asset portfolio paid on schedule in FY10 Q1 except one non-agency MBS causing a loss of $0.3 million.

The P1 portfolio generated a return of $168 million in FY10 Q1, a return of 1.55%[1]. In FY09 Q1, the P1 portfolio generated a return of $(31) million, or (0.60)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $5 million in FY10 Q1, or 1.00%, $10 million higher than the $(5) million, or (0.75)%, return in FY09 Q1.

The P2 and externally-managed P4 portfolios returned $140 million (2.50%) and $6 million (1.19%) in FY10 Q1, respectively, as compared to $69 million (1.34%) and $5 million (1.41%) in FY09 Q1.

[1] Return percentages are reported gross of fees

IFC's P0 portfolio earned $1 million in FY10 Q1, a total return of 0.08%, as compared to $9 million (0.69%) in FY09 Q1.

Income from IFC's P6 local currency liquidity portfolio, reported in Other Income, totaled $8 million in FY10 Q1 ($15 million in FY09 Q1).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY10 Q1 condensed consolidated financial statements, in accordance with ASC Topic 825, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of ASC Topic 825, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value in accordance with ASC Topic 815.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY10 Q1 and FY09 Q1 can be summarized as follows (US$ millions):

	FY10 Q1	FY09 Q1
Unrealized (losses) gains on market borrowings and associated derivatives, net	**$ (232)**	$ 53
Unrealized (losses) gains on derivatives associated with loans	**(28)**	24
Unrealized gains on derivatives associated with debt securities	**18**	15
Net (losses) gains on derivatives associated with equity investments	**(17)**	16
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (259)**	$ 108

The largest component of net losses on other non-trading financial instruments in FY10 Q1 related to the borrowings portfolio, including associated derivatives. The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

The substantial unrealized gains recorded in the second and third quarters of FY09 due to significant widening of credit spreads for IFC, as for all supranational and triple-A rated institutions were expected to reverse due to passage of time or if and when credit spreads returned to sub-LIBOR levels seen historically by IFC in its borrowing operations. During FY09 Q4 and FY10 Q1, IFC's credit spreads narrowed considerably from levels experienced at the end of FY09 Q3, although they remain above the historical sub-LIBOR levels seen historically. Accordingly, in FY09 Q4 there was a significant reversal of the unrealized gain reported in the second and third quarters of FY09, which continued in FY10 Q1. Total net unrealized losses on market borrowings and associated derivatives were $232 million in FY10 Q1, as compared with gains of $53 million in FY09 Q1.

IFC reported a net loss on derivatives associated with equity investments (principally put options, stock options, conversion features and warrants) of $17 million in FY10 Q1. As emerging markets equities improved in FY10 Q1, IFC's put options, stock warrants, and conversion features entered into in part as an exit strategy became less valuable, resulting in unrealized net losses.

OTHER

Other income of $42 million for FY10 Q1 was $6 million higher than in FY09 Q1 ($36 million).

Administrative expenses (the principal component of other expenses) decreased by $13 million (8%) from $166 million in FY09 Q1 to $153 million in FY10 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($5 million in FY10 Q1, as compared with $6 million in FY09 Q1). IFC recorded an expense from pension and other postretirement benefit plans in FY10 Q1 of $17 million, as compared with $9 million in FY09 Q1.

Expenditures for advisory services in FY10 Q1 totaled $49 million, $7 million lower than in FY09 Q1 ($56 million).

Other Comprehensive Income

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY10 Q1, IFC recorded a credit to OCI in the amount of $878 million relating to equity investments and debt securities as global emerging markets recovered further in the first quarter of FY10. IFC recorded a charge to OCI in the amount of $1,177 million in FY09 Q1. The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY10 Q1	FY09 Q1
Net unrealized gains (losses) on equity investments arising during the year:		
Unrealized gains	**$ 954**	$ 78
Unrealized losses	**(61)**	(1,069)
Reclassification adjustment for realized gains and impairment write-downs included in net income	**(120)**	(41)
Net unrealized gains (losses) on equity investments	**$ 773**	$ (1,032)
Net unrealized gains (losses) on debt securities arising during the year:		
Unrealized gains	**$ 125**	$ 25
Unrealized losses	**(19)**	(184)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	**(1)**	14
Net unrealized gains (losses) on debt securities	**$ 105**	$ (145)
Total unrealized gains (losses) on equity investments and debt securities	**$ 878**	$ (1,177)

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2009 (unaudited) and June 30, 2009 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 528	$ 380
Time deposits	4,594	3,877
Trading securities - Notes B and J	24,137	20,243
Securities purchased under resale agreements	279	544
Investments - Notes C, D and J		
Loans ($441 - September 30, 2009 and $386 - June 30, 2009 at fair value) (net of reserves against losses of $1,374 - September 30, 2009 and $1,238 - June 30, 2009) - Notes C, D and J	16,243	15,328
Equity investments ($4,096 - September 30, 2009 and $3,243 - June 30, 2009 at fair value) - Notes C and J	6,222	5,344
Debt securities - Notes C and J	1,720	1,542
Total investments	24,185	22,214
Derivative assets - Note I	2,459	2,195
Receivables and other assets	2,706	2,030
Total assets	**$ 58,888**	**$ 51,483**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 9,055	$ 6,388
Borrowings outstanding - Note J		
From market sources at amortized cost	1,568	399
From market sources at fair value	27,383	25,261
From International Bank for Reconstruction and Development at amortized cost	50	51
Total borrowings	29,001	25,711
Derivative liabilities - Note I	1,181	1,553
Payables and other liabilities	2,566	1,709
Total liabilities	41,803	35,361
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note G	1,594	711
Retained earnings	13,122	13,042
Total capital	17,085	16,122
Total liabilities and capital	**$ 58,888**	**$ 51,483**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	2009	2008
Income from investments		
Income from loans and guarantees - Note D	$ 223	$ 185
Provision for losses on loans and guarantees - Note D	(127)	(44)
Income (loss) from debt securities ($3 of total other-than-temporary impairment losses, of which $2 recognized in other comprehensive income - September 30, 2009) - Note E	8	(5)
Income from equity investments - Note F	233	67
Total income from investments	**337**	**203**
Income from liquid asset trading activities - Note B	320	47
Charges on borrowings	(89)	(144)
Income from investments and liquid asset trading activities, after charges on borrowings	**568**	**106**
Other income		
Service fees	10	11
Other	32	25
Total other income	**42**	**36**
Other expenses		
Administrative expenses	(153)	(166)
Expense from pension and other postretirement benefit plans - Note L	(17)	(9)
Other	(2)	(9)
Total other expenses	**(172)**	**(184)**
Foreign currency transaction (losses) gains on non-trading activities	(48)	62
Expenditures for advisory services - Note G	(49)	(56)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note G	(2)	-
Income (loss) before net (losses) gains on other non-trading financial instruments accounted for at fair value	**339**	**(36)**
Net (losses) gains on other non-trading financial instruments accounted for at fair value - Note H	(259)	108
Net income	**$ 80**	**$ 72**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	2009	2008
Net income	$ 80	$ 72
Other comprehensive income (loss)		
Net unrealized (losses) gains on debt securities arising during the period	106	(159)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	(2)	-
Add: reclassification adjustment for impairment write-downs included in net income	1	14
Net unrealized gains (losses) on debt securities	105	(145)
Net unrealized gains (losses) on equity investments arising during the period	893	(991)
Less: reclassification adjustment for realized gains included in net income	(125)	(144)
Add: reclassification adjustment for impairment write-downs included in net income	5	103
Net unrealized gains (losses) on equity investments	773	(1,032)
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	5	2
Total other comprehensive income (loss)	883	(1,175)
Total comprehensive income (loss)	$ 963	$ (1,103)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock †	Total capital
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Three months ended September 30, 2009						
Net income	80		80			80
Other comprehensive income			-	883		883
Expenditures against designated retained earnings - Note G	51	(51)	-			-
At September 30, 2009	**$ 12,382**	**$ 740**	**$ 13,122**	**$ 1,594**	**$ 2,369**	**$ 17,085**
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Cumulative effect of adoption of FSP FAS 115-2 - Notes E and J	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	**$ 12,367**	**$ 826**	**$ 13,193**	**$ 2,702**	**$ 2,366**	**$ 18,261**
Three months ended September 30, 2008						
Net income	72		72			72
Other comprehensive loss			-	(1,175)		(1,175)
Expenditures against designated retained earnings - Note G	56	(56)	-			-
Designations of retained earnings - Note G	(100)	100	-			-
At September 30, 2008	**$ 12,395**	**$ 870**	**$ 13,265**	**$ 1,527**	**$ 2,366**	**$ 17,158**

† Capital stock includes payments received on account of pending subscriptions.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)
(US$ millions)

	2009	2008
Cash flows from investing activities		
Loan disbursements	$ (1,428)	$ (1,326)
Investments in equity securities	(221)	(325)
Investments in debt securities	(69)	(82)
Loan repayments	518	527
Equity redemptions	1	-
Debt securities repayments	44	1
Sales of equity investments	281	257
Sales of debt securities	-	1
Net cash used in investing activities	**(874)**	**(947)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	2,276	1,104
Retirement	(1,211)	(415)
Medium and long-term borrowings related derivatives, net	14	101
Short-term borrowings, net	1,059	-
Net cash provided by financing activities	**2,138**	**790**
Cash flows from operating activities		
Net income	80	72
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on equity investments	(167)	(199)
Net realized (gains) losses on borrowings extinguishments	(1)	3
Unrealized (gains) losses on equity investments accounted for at fair value under the Fair Value Option	(71)	49
Unrealized (gains) losses on loans accounted for at fair value under the Fair Value Option	(36)	48
Equity investment impairment write-downs	50	208
Impairment losses on debt securities available-for-sale	1	14
Unrealized (gains) losses on debt securities accounted for at fair value under the Fair Value Option	(1)	5
Provision for losses on loans and guarantees	127	44
Foreign currency transaction losses (gains) on non-trading activities	48	(62)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	259	(108)
Change in accrued income on loans, time deposits and securities	(37)	(44)
Change in payables and other liabilities	705	(285)
Change in receivables and other assets	(382)	(662)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(1,041)	401
Net cash used in operating activities	**(466)**	**(516)**
Change in cash and cash equivalents	798	(673)
Effect of exchange rate changes on cash and cash equivalents	67	(76)
Net change in cash and cash equivalents	865	(749)
Beginning cash and cash equivalents	4,257	8,762
Ending cash and cash equivalents	**$ 5,122**	**$ 8,013**
Composition of cash and cash equivalents		
Cash and due from banks	$ 528	$ 393
Time deposits	4,594	7,620
Total cash and cash equivalents	**$ 5,122**	**$ 8,013**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 167	$ 317
Borrowings	(828)	(641)
Currency swaps	(1)	(2)
Charges on borrowings paid, net	88	139
Non-cash item:		
Loan and debt securities conversion to equity, net	3	9

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through co-financing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC, three subsidiaries, and two variable interest entities (VIEs) (see Note M). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On November 16, 2009, the Board of Directors of IFC (the Board) approved these condensed consolidated financial statements for issue. Following the Board's approval of these condensed consolidated financial statements, IFC has evaluated subsequent events through November 16, 2009, the date of issue.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) (formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements)* and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option) (formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities)*. ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, ASC 825 allows for a one-time election for existing positions upon adoption. ASC 820 and the Fair Value Option are to be applied prospectively.

The Fair Value Option

IFC elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008, the year ended June 30, 2009 and the three months ended September 30, 2009:

(i) direct equity investments and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with ASC Topic 815, *Derivatives and Hedging* (ASC 815) (formerly SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended). Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC 815's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of ASC 820, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 is the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2009 and June 30, 2009. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC Topic 320, *Investments – Debt and Equity Securities* (ASC 320) (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*). As noted above under "Fair Value Option and Fair Value Measurements", also direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its condensed consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of September 30, 2009, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), (formerly FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*, which was amended in December 2003, by FASB Interpretation No. 46, (revised December 2003) *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*) defines certain variable interest entities (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its condensed consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note M provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161, requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC. Effective July 1, 2009, the provisions of SFAS No. 161 are included in ASC 815.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-3 are included in ASC 820.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 133-1 and FIN 45-4 are included in ASC 815.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and non-transferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 140-4 and FIN 46(R) are included in ASC Topic 860, *Transfers and Servicing.*

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, FSP EITF 99-20-1 is included in ASC 325, *Investments-Other*: Subtopic 40, *Beneficial Interests in Securitized Financial Assets.*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2009, the FASB Issued SFAS No. 165, *Subsequent Events*. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC). The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 165 is ASC Topic 855, *Subsequent Events*.

On April 9, 2009, the FASB issued FSP 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FAS 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-4 are included in ASC 820.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*, (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modify the indicator of other-than-temporary impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily impaired. Among other things, FSP FAS115-2 and 124-2 change the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009. Effective July 1, 2009, the provisions of FSP FAS 115-2 and 124-2 are included in ASC 320, Section 35, *Subsequent Measurement*.

On April 9, 2009, the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which is the three months ending September 30, 2009 for IFC). Effective July 1, 2009, the provisions of FSP FAS 107-1 and APB 28-1 are included in ASC 825.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaced SFAS No. 141, *Business Combinations*, but retained its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 141(R) is ASC Topic 805, *Business Combinations*.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of SFAS No. 160 are included in ASC 810.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts - an interpretation of FASB Statement No. 60* (SFAS No. 163). SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (which is the year ending June 30, 2010 for IFC). SFAS No. 163 is not expected to apply to IFC. Effective July 1, 2009, the provisions of SFAS No. 163 are included in ASC Topic 944, *Financial Services – Insurance.*

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166. Once effective, SFAS No. 166 will be ASC Topic 860, *Transfers and Servicing.*

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167. Once effective, the provisions of SFAS No. 167 will be included in the VIE Subsections of ASC 810.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, [ASC] Topic 105, *Generally Accepted Accounting Standards amendments based on SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105), . ASC 105 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. Following ASC 105, the FASB will not issue new standards in the form of SFASs, FINs, FSPs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which is the three months ended September 30, 2009 for IFC). The Codification's content carries the same level of authority effectively superseding SFAS No. 162. ASC 105 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair value* (ASU No. 2009-05). ASU No. 2009-05 reaffirms that the fair value of a liability assumes the transfer of a liability to a market participant as of the measurement date; that is the liability is presumed to continue and is not settled with the counterparty. ASU No. 2009-05 emphasizes that a fair value measurement of a liability includes non-performance risk and that such risk does not change after transfer of the liability. ASU No. 2009-05 precludes the separate adjustment of the fair value measurement for the impact of a restriction on the transfer of a liability. ASU No. 2009-05 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset value per Share (or its Equivalent)* ASU No. 2009-12. ASU No. 2009-12 provides guidance on measuring the fair value of certain alternative investments and offers a practical expedient (net asset value) for measuring the fair value of investments in certain entities that calculate net assets value per share. ASU No. 2009.12 is effective for interim and annual periods ending after December 15, 2009 (which is the three months ending December 31, 2009 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In addition, during the three months ended September 30, 2009, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flow of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – LIQUID ASSET TRADING PORTFOLIO

Income from the liquid asset trading portfolio for the three months ended September 30, 2009 and 2008 comprises (US$ millions):

	2009	2008
Interest income	$ 109	$ 135
Net gains (losses) on trading activities:		
Realized gains	37	33
Unrealized gains (losses)	172	(119)
Net gains (losses) on trading activities	209	(86)
Foreign currency transaction gains (losses)	2	(2)
Total income from liquid asset trading portfolio	**$ 320**	**$ 47**

Net gains (losses) on trading activities comprise net gains on asset-backed and mortgage-backed securities of $139 million for the three months ended September 30, 2009 ($145 million losses - three months ended September 30, 2008) and net gains on other trading securities of $70 million for the three months ended September 30, 2009 ($59 million gains - three months ended September 30, 2008).

Trading securities at September 30, 2009 includes securities with a fair value of $863 million which are rated less than triple-A by one or more Rating Agencies ($872 million - June 30, 2009).

NOTE C – INVESTMENTS

The carrying value of investments at September 30, 2009 and June 30, 2009 comprises (US$ millions):

	September 30, 2009	June 30, 2009
Loans		
Loans at amortized cost	$ 17,176	$ 16,180
Less: Reserve against losses on loans	(1,374)	(1,238)
Net loans	15,802	14,942
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $485 - September 30, 2009, $466 - June 30, 2009)	441	386
Total Loans	**16,243**	**15,328**
Equity investments		
Equity investments at cost less impairment	2,126	2,101
Equity investments accounted for at fair value as available-for-sale* (cost $983 - September 30, 2009, $963 - June 30, 2009)	2,712	1,927
Equity investments accounted for at fair value under the Fair Value Option (cost $1,038 - September 30, 2009, $1,041 - June 30, 2009)	1,384	1,316
Total equity investments	**6,222**	**5,344**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,458 - September 30, 2009, $1,500 - June 30, 2009)	1,606	1,542
Debt securities accounted for at fair value under the Fair Value Option (cost $114 - September 30, 2009, $0 - June 30, 2009)	114	-
Total debt securities	**1,720**	**1,542**
Total carrying value of investments	**$ 24,185**	**$ 22,214**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at September 30, 2009 excludes $20 million ($12 million at June 30, 2009) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTE D – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three months ended September 30, 2009 and 2008, comprise the following (US$ millions):

	2009	2008
Interest income	$ 167	$ 218
Commitment fees	10	8
Other financial fees	10	7
Unrealized gains (losses) on loans accounted for at fair value under the Fair Value Option	36	(48)
Income from loans and guarantees	**$ 223**	**$ 185**

Loans on which the accrual of interest has been discontinued amounted to $687 million at September 30, 2009 ($457 million - June 30, 2009). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2009 totaled $12 million ($7 million - three months ended September 30, 2008). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2009 was $1 million ($4 million - three months ended September 30, 2008) on a cash basis.

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2009 totaled $1,931 million ($2,055 million - June 30, 2009). Guarantees of $1,302 million that were outstanding (i.e., not called) at September 30, 2009 ($1,365 million - June 30, 2009), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Reserves against losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2009, and the year ended June 30, 2009, are summarized below (US$ millions):

	Three months ended September 30, 2009			Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 300	$ 938	$ 1,238	$ 219	$ 629	$ 848
Provision for losses on loans	31	94	125	109	332	441
Write-offs	-	-	-	(41)	-	(41)
Recoveries of previously written-off loans	2	-	2	15	-	15
Foreign currency transaction adjustments	1	8	9	(1)	(23)	(24)
Other adjustments	-	-	-	(1)	-	(1)
Ending balance	**$ 334**	**$ 1,040**	**$ 1,374**	**$ 300**	**$ 938**	**$ 1,238**

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended September 30, 2009 includes $2 million provision in respect of guarantees ($1 million provision - three months ended September 30, 2008). At September 30, 2009 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $16 million ($14 million - June 30, 2009). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – DEBT SECURITIES

Debt securities at September 30, 2009 and June 30, 2009 comprise (US$ millions):

	September 30, 2009				June 30, 2009			
		Unrealized		Fair		Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities:								
Amortized cost	1,176				1,169			
Foreign currency transaction gains	108				39			
Total Corporate debt securities	$ 1,284	$ 26	$ (51)	$ 1,259	$ 1,208	$ 17	$ (54)	$ 1,171
Preferred shares	330	86	(23)	393	196	65	(3)	258
Asset-backed securities:								
Amortized cost	63				67			
Foreign currency transaction gains	2				-			
Total Asset-backed securities	65	-	-	65	67	-	-	67
Other debt securities	3	-	-	3	68	-	(22)	46
Total	$ 1,682	$ 112	$ (74)	$ 1,720	$ 1,539	$ 82	$ (79)	$ 1,542

The fair value, unrealized losses and length of time of unrealized losses on debt securities at September 30, 2009 are summarized below (US$ millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 192	$ (10)	$ 746	$ (41)	$ 938	$ (51)
Preferred shares	22	(4)	48	(19)	70	(23)
Total	$ 214	$ (14)	$ 794	$ (60)	$ 1,008	$ (74)

Income (loss) from debt securities for the three months ended September 30, 2009 and 2008, comprises the following (US$ millions):

	2009	2008
Interest income	$ 8	$ 14
Impairment losses on debt securities:		
Total other-than-temporary impairment losses	(3)	(14)
Portion of losses recognized in other comprehensive income	2	-
Net impairment losses recognized in net income	(1)	(14)
Unrealized gains (losses) on debt securities accounted for under the Fair Value Option	1	(5)
Total income (loss) from debt securities	$ 8	$ (5)

NOTE F – EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2009 and 2008 comprises the following (US$ millions):

	2009	2008
Realized gains on equity sales	$ 167	$ 199
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	71	(49)
Dividends and profit participations	47	124
Other-than-temporary impairment losses:		
Equity investments at cost less impairment	(45)	(105)
Equity investments available-for-sale	(5)	(103)
Total other-than-temporary impairment losses on equity investments	(50)	(208)
Custody, fees and other	(2)	1
Total income from equity investments	$ 233	$ 67

Realized gains on equity sales include gains on non-monetary exchanges and are net of losses on sales of equity investments.

Dividends and profit participations include $14 million ($25 million - three months ended September 30, 2008) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

At June 30, 2009, retained earnings designated for advisory services totaled $409 million. IFC has recorded expenditures for advisory services totaling $49 million for the three months ended September 30, 2009 ($56 million - three months ended September 30, 2008).

At June 30, 2009, retained earnings designated for performance-based grants totaled $183 million. IFC has recorded expenditure for performance-based grants totaling $2 million for the three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

At June 30, 2009, retained earnings designated for IFC SME Ventures for IDA countries totaled $99 million. There were no expenditures for IFC SME Ventures for IDA countries for three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

Through June 30, 2009, retained earnings designated for a Global Infrastructure Project Development Fund totaled $100 million. IFC has not recognized any expenditure through September 30, 2009.

Through June 30, 2009, IFC had designated retained earnings in the cumulative amount of $1,100 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. At June 30, 2009, all designations had been expended. There were no expenditures for grants to IDA for three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries.

Designated retained earnings at September 30, 2009 and June 30, 2009 are summarized as follows (US$ millions):

	September 30, 2009	June 30, 2009
Advisory services	$ 360	$ 409
Performance-based grants	181	183
IFC SME Ventures for IDA countries	99	99
Global Infrastructure Project Development Fund	100	100
Total designated retained earnings	**$ 740**	**$ 791**

Subsequent event - On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009.

The components of accumulated other comprehensive income at September 30, 2009 and June 30, 2009 are summarized as follows (US$ millions):

	September 30, 2009	June 30, 2009
Net unrealized gains on debt securities*	$ 146	$ 41
Net unrealized gains on equity investments	1,749	976
Unrecognized net actuarial (losses) gains and unrecognized prior service credits (costs) on benefit plans	(301)	(306)
Total accumulated other comprehensive income	**$ 1,594**	**$ 711**

* Includes cumulative effect of adoption of FSP FAS 115-2 of $(1) million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – NET (LOSSES) GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net (losses) gains on other non-trading financial instruments accounted for at fair value for the three months ended September 30, 2009 and 2008 comprises (US$ millions):

	2009	2008
Unrealized (losses) gains on market borrowings accounted for at fair value:		
Credit spread component	$ (61)	$ 12
Interest rate, foreign exchange and other components	(230)	189
Total unrealized (losses) gains on market borrowings	(291)	201
Unrealized gains (losses) on derivatives associated with market borrowings	59	(148)
Net unrealized (losses) gains on market borrowings and associated derivatives	(232)	53
Unrealized (losses) gains on derivatives associated with loans	(28)	24
Unrealized gains on derivatives associated with debt securities	18	15
Net (losses) gains on derivatives associated with equity investments	(17)	16
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (259)**	**$ 108**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE I – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC 815. Note A describes how and why IFC uses derivative instruments.

The fair value of derivative instrument assets and liabilities by contract type at September 30, 2009 and June 30, 2009 is summarized as follows (US$ millions):

Balance sheet location	September 30, 2009 Fair Value	June 30, 2009 Fair value
Derivative assets		
Interest rate contracts	$ 398	$ 361
Foreign exchange contracts	10	200
Interest rate and currency contracts	1,699	1,299
Equity contracts	350	327
Other derivative contracts	2	8
Total derivative assets	**$ 2,459**	**$ 2,195**
Derivative liabilities		
Interest rate contracts	$ 278	$ 314
Foreign exchange contracts	8	202
Interest rate and currency contracts	895	1,037
Total derivative liabilities	**$ 1,181**	**$ 1,553**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The effect of derivative contracts on the income statement for the three months ended September 30, 2009 and 2008 is summarized as follows (US$ millions):

Derivative category	Income statement location	2009	2008
Interest rate contracts	Income from loans and guarantees	$ (8)	$ (3)
	Income from liquid asset trading activities	(91)	(5)
	Charges on borrowings	76	28
	Other income	4	-
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	118	(18)
Foreign exchange contracts	Foreign currency transaction (losses) gains on non-trading activities	(1)	4
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(1)	-
Interest rate and currency contracts	Income from loans and guarantees	(43)	(40)
	Income from debt securities	(18)	(18)
	Income from liquid asset trading activities	2	(2)
	Charges on borrowings	146	99
	Foreign currency transaction (losses) gains on non-trading activities	581	(199)
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(73)	(92)
Equity contracts	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(7)	13
Other derivative contracts	Income from equity investments	-	2
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(5)	5
Total		$ 680	$ (226)

The income related to each derivative category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

At September 30, 2009, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $30,212 million, foreign exchange contracts was $417 million and interest rate and currency contracts was $18,598 million. At September 30, 2009, there were 100 equity contracts and 3 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC 815.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $377 million at September 30, 2009 ($533 million at June 30, 2009). At September 30, 2009 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $129 million would be required to be posted against net liability positions by counterparty at September 30, 2009 ($151 million at June 30, 2009).

NOTE J – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of September 30, 2009 and June 30, 2009. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The methodologies used and key assumptions made to estimate fair values as of September 30, 2009, and June 30, 2009, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from independent commercial pricing services. The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Where vendor prices are not available, liquid assets are valued using model prices; liquid assets valued using model prices are classified as Level 2 or Level 3 depending on the degree that model inputs are observable in the market place.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - Effective June 30, 2009, IFC enhanced the valuation of the loan portfolio to be consistent with the ASC 820 framework and its ASC 825 loan fair value methodology. Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. Fair values of loan commitments were based on discounted cash flows.

Equity investments - Fair values of equity investments were determined using market prices where available. Equity investments without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions, discounted cash flows, relative valuation through the use of comparables, net asset values or book values. Where market prices were not available or appropriate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by using quoted market prices where available. Otherwise, fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2009 and June 30, 2009 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	September 30, 2009		June 30, 2009	
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 29,538	$ 29,538	$ 25,044	$ 25,044
Investments:				
Loans, net	16,243	16,636	15,328	15,238
Equity investments at cost less impairment	2,126	4,679	2,101	4,689
Equity investments accounted for at fair value as available-for-sale	2,712	2,712	1,927	1,927
Equity investments accounted for at fair value under the Fair Value Option	1,384	1,384	1,316	1,316
Total equity investments	6,222	8,775	5,344	7,932
Debt securities	1,720	1,720	1,542	1,542
Total investments	24,185	27,131	22,214	24,712
Derivative assets:				
Borrowings-related	1,806	1,806	1,300	1,300
Liquid asset portfolio-related and other	64	64	231	231
Investment-related	547	547	629	629
Client risk management-related	42	42	35	35
Total derivative assets	2,459	2,459	2,195	2,195
Other financial assets	-	33	-	25
Nonfinancial assets	2,706	2,706	2,030	2,030
Total assets	**$ 58,888**	**$ 61,867**	**$ 51,483**	**$ 54,006**
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 9,055	$ 9,055	$ 6,388	$ 6,388
Market and IBRD borrowings outstanding	29,001	29,007	25,711	25,718
Derivative liabilities:				
Borrowings-related	489	489	896	896
Liquid asset portfolio-related and other	161	161	280	280
Investment-related	489	489	342	342
Client risk management-related	42	42	35	35
Total derivative liabilities	1,181	1,181	1,553	1,553
Nonfinancial liabilities	2,566	2,566	1,709	1,709
Total liabilities	**$ 41,803**	**$ 41,809**	**$ 35,361**	**$ 35,368**

Other financial assets comprise standalone stock options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $22 million at September 30, 2009 ($20 million - June 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide information as of September 30, 2009 and June 30, 2009, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At September 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ 2	$ 1,200	$ -	$ 1,202
US government issues	5,500	1,218	-	6,718
Asset-backed securities	-	3,420	18	3,438
Collateralized debt obligations	-	43	122	165
Commercial mortgage-backed securities	-	419	-	419
Residential mortgage-backed securities	-	2,184	51	2,235
Other asset-backed securities	-	39	-	39
Corporate securities	-	8,113	2	8,115
Money market funds	1,806	-	-	1,806
Total trading securities	7,308*	16,636	193	24,137
Loans (outstanding principal balance $485)	-	-	441	441
Equity investments	1,756	-	2,340	4,096
Debt securities:				
Corporate debt securities	-	-	1,259	1,259
Preferred shares	-	-	393	393
Asset-backed securities	-	-	65	65
Other debt securities	-	-	3	3
Total debt securities	-	-	1,720	1,720
Derivative assets	-	2,107	352	2,459
Total assets at fair value	**$ 9,064**	**$ 18,743**	**$ 5,046**	**$ 32,853**
Borrowings (outstanding principal balance $28,692**)	$ 8,592	$ 18,791	$ -	$ 27,383
Derivative liabilities	-	1,181	-	1,181
Total liabilities at fair value	**$ 8,592**	**$ 19,972**	**$ -**	**$ 28,564**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,840 million at September 30, 2009.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,400 million, with a fair value of $1,768 million as of September 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 1,338	$ -	$ 1,338
US government issues	5,915	907	-	6,822
Asset-backed securities	-	1,753	301	2,054
Collateralized debt obligations	-	-	170	170
Commercial mortgage-backed securities	-	369	13	382
Residential mortgage-backed securities	-	1,946	372	2,318
Other asset-backed securities	-	40	-	40
Corporate securities	-	6,427	-	6,427
Money market funds	692	-	-	692
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	**$ 8,274**	**$ 14,640**	**$ 4,695**	**$ 27,609**
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	**$ 8,533**	**$ 18,281**	**$ -**	**$ 26,814**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2009 and year ended June 30, 2009 (US$ millions):

	Level 3 financial assets and financial liabilities Three months ended September 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2009	$ 856	$ 386	$ 1,576	$ 1,542	$ 335	$ -
Total gains (losses) (realized and unrealized) for the three months ended September 30, 2009 in:						
Net income (loss)	(23)	39	86	3	(16)	-
Other comprehensive income	-	-	626	105	-	-
Purchases, issuances and settlements, net	23	16	39	70	33	-
Transfers in (out) of Level 3	(663)	-	13	-	-	-
Balance as of September 30, 2009	**$ 193**	**$ 441**	**$ 2,340**	**$ 1,720**	**$ 352**	**$ -**
For the three months ended September 30, 2009:						
Unrealized (losses) gains included in net income	$ (21)	$ 41	$ 65	$ -	$ (19)	$ -
Unrealized (losses) gains included in other comprehensive income	$ -	$ -	$ 626	$ 105	$ -	$ -

	Level 3 financial assets and financial liabilities Year ended June 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income (loss)	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	**$ 856**	**$ 386**	**$ 1,576**	**$ 1,542**	**$ 335**	**$ -**
For the year ended June 30, 2009:						
Unrealized (losses) gains included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Unrealized (losses) gains included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from equity investments and income from debt securities, respectively.

As of September 30, 2009, equity investments, accounted for at cost less impairment, with a carrying amount of $219 million were written down to their fair value of $174 million ($421 million and $311 million - September 30, 2008) pursuant to ASC 320, Section 10-35, *Overall, Subsequent Measurements*, paragraph 17 et al thereof (formerly FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*), resulting in a loss of $45 million, which was included in income from equity investments in the condensed consolidated income statement during the three months ended September 30, 2009 (loss of $110 million - three months ended September 30, 2008). The amount of the write down was based on a Level 3 measure of fair value.

NOTE K – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2009 and 2008 is given below (US$ millions):

	2009			2008		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 219	$ 4	$ 223	$ 181	$ 4	$ 185
Provision for losses on loans and guarantees	(127)	-	(127)	(44)	-	(44)
Income (loss) from debt securities	8	-	8	(5)	-	(5)
Income from equity Investments	233	-	233	67	-	67
Income from liquid asset trading activities	-	320	320	-	47	47
Charges on borrowings	(68)	(21)	(89)	(94)	(50)	(144)
Other income	42	-	42	36	-	36
Other expenses	(169)	(3)	(172)	(182)	(2)	(184)
Foreign currency transaction (losses) gains on non-trading activities	(48)	-	(48)	60	2	62
Expenditures for advisory services	(49)	-	(49)	(56)	-	(56)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries	(2)	-	(2)	-	-	-
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(27)	(232)	(259)	54	54	108
Net income	$ 12	$ 68	$ 80	$ 17	$ 55	$ 72

NOTE L – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2009 and 2008 (US$ millions):

	Three Months Ended September 30, 2009		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 15	$ 3	$ 1
Interest cost	27	4	1
Expected return on plan assets	(35)	(4)	0
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss	3	1	1
Net periodic pension cost	$ 10	$ 4	$ 3

* Less than $0.5 million

	Three Months Ended September 30, 2008		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 17	$ 3	$ 1
Interest cost	27	4	1
Expected return on plan assets	(43)	(4)	-
Amortization of prior service cost	1	*	*
Amortization of unrecognized net loss	-	1	1
Net periodic pension cost	$ 2	$ 4	$ 3

* Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly-owned subsidiary, IFC Asset Management Company, LLP to manage two Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Fund); and IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund) (collectively, the Funds). The purpose of the Funds is to make investments in eligible banks. IFC is a limited partner, and IFC Capitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Equity Fund. IFC is a limited partner and IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Sub-Debt Fund. IFC intends to invest $775 million in the Equity Fund and $225 million in the Sub-Debt Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Funds.

The establishment of these entities in January 2009 did not have a material impact on the financial position, results of operations or cash flows of IFC in the year ended June 30, 2009 and the three months ended September 30, 2009.

Variable interest entities

An entity is subject to the ASC 810 VIE Subsections and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and non controlling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply the ASC 810 VIE Subsections to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which the ASC VIE 810 Subsections are not being applied, why the information required to apply the ASC 810 VIE Subsections is not available, the nature, purpose and activities of the entities to which the ASC 810 VIE Subsections are not being applied, and the enterprise's maximum exposure to the entities to which the ASC 810 VIE Subsections are not being applied.

Primary beneficiary

IFC has identified two VIEs in which IFC is deemed to be the primary beneficiary at September 30, 2009, and which have been consolidated into IFC's condensed consolidated financial statements as of September 30, 2009. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's condensed consolidated balance sheet at September 30, 2009 includes additional assets of $12 million in equity investments ($10 million - June 30, 2009), $2 million in receivables and other assets ($0 - June 30, 2009), and additional liabilities of $4 million in payables and other liabilities ($3 million - June 30, 2009).

Other income totaled $3 million during the three months ended September 30, 2009 ($2 million - three months ended September 30, 2008). And other expenses totaled $1 million during the three months ended September 30, 2009 ($8 million - three months ended September 30, 2008).

Significant variable interests

IFC has identified 87 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at September 30, 2009 (83 investments - June 30, 2009). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $11,411 million at September 30, 2009 ($9,552 million - June 30, 2009). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,936 million at September 30, 2009 ($2,817 million - June 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The regional and sectoral analysis of IFC's investments in these VIEs at September 30, 2009 is as follows (US$ millions):

	September 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 921	$ 116	$ 59	$ -	$ -	$ 1,096
Europe and Central Asia	463	85	-	-	-	548
Latin America and Caribbean	420	93	5	8	3	529
Middle East and North Africa	325	47	-	-	1	373
Sub-Saharan Africa	144	64	-	4	-	212
Other	156	-	16	-	6	178
Total VIE investments	$ 2,429	$ 405	$ 80	$ 12	$ 10	$ 2,936

	September 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 480	$ 70	$ -	$ 8	$ -	$ 558
Transportation and warehousing	470	40	5	-	5	520
Electric Power	450	-	-	-	-	450
Finance and insurance	279	21	62	4	5	371
Collective investment vehicles	34	179	-	-	-	213
Construction and real estate	115	4	-	-	-	119
Nonmetallic mineral product manufacturing	65	46	-	-	-	111
Information	90	12	8	-	-	110
Agriculture and forestry	95	3	-	-	-	98
Industrial and consumer products	87	4	-	-	-	91
Wholesale and retail trade	82	-	-	-	-	82
Food and beverages	64	8	5	-	-	77
Pulp & Paper	32	-	-	-	-	32
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	2	-	-	-	24
Accommodation and tourism services	21	2	-	-	-	23
Health care	4	14	-	-	-	18
Other	12	-	-	-	-	12
Total VIE investments	$ 2,429	$ 405	$ 80	$ 12	$ 10	$ 2,936

NOTE N – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT

KPMG

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of September 30, 2009, and the related condensed consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for the three-month periods ended September 30, 2009 and 2008. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2009, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

November 16, 2009

IFC | International Finance Corporation
World Bank Group

RECEIVED
2009 NOV 23 A 8:43

File No. 83-5
Regulation IFC: Rule 3

October 30, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S.$250,000,000 Callable Fixed Rate Notes due October 29, 2012, dated October 29, 2009.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

083-00005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$250,000,000 Callable Fixed Rate Notes due October 29, 2012
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 29, 2009

The following information regarding an issue of USD 250,000,000 aggregate principal amount of Notes due October 29, 2012 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 12, 2008 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated October 26, 2009 (the "Final Terms"), and the Terms Agreement dated October 26, 2009 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$250,000,000 Callable Fixed Rate Notes due October 29, 2012.

On initial issue, the Notes will be issued in uncertified bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 2.00 per cent per annum payable semi-annually in arrears on October 29 and April 29 in each year, commencing April 29, 2010. See, Final Terms, Item 15.

(c) Maturity Date. October 29, 2012.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 13, 2008);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008)[2];

D. Resolution No. IFC 2009-0033 adopted June 24, 2009 by the Board of Directors of the Corporation;

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[3]

F. Final Terms (October 26, 2009); and

G. Terms Agreement (October 26, 2009).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 13, 2008.

[2] Filed on September 17, 2008.

[3] Filed on August 14, 2006.

International Finance Corporation
World Bank Group

EXHIBIT D

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2009-0033

FY10 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY10 in order to prefund a portion of the Corporation's FY11 borrowing requirements after completion of the FY10 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2009 through June 30, 2010 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$9,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (G) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2009 through June 30, 2010 (both dates inclusive), subject to completion of its FY10 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY11 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, during the period from July 1, 2009 through June 30, 2010 (both dates inclusive), for purposes of funding short-term funded investment operations under the Global Trade Liquidity Program approved by the Board of Directors of the Corporation in March 2009 (IFC 2009/0052, approved on March 31, 2009) and under the Global Trade Finance Program first approved by the Board of Directors of the Corporation in November 2004 (IFC 2004/0213 approved on November 11, 2004), and subsequently increased in January 2007 (IFC 2006/0319, approved on January 11, 2007), in October 2008 (IFC 2008/0305, approved on October 2 2008) and in December 2008 (IFC 2008/0347, approved on December 18, 2008), the Corporation is authorized to borrow, in addition to amounts borrowed by the Corporation under paragraphs (A) and (B) above, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) at any time outstanding not to exceed the aggregate committed principal amount of investment operations expected to be disbursed by the Corporation during such period under the above mentioned programs approved by the Board of Directors of the Corporation, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from July 1, 2009 through June 30, 2010 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

EXHIBIT F

Final Terms dated October 26, 2009

International Finance Corporation
Issue of U.S.$250,000,000 Callable Fixed Rate Notes due October 29, 2012
under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	975
	(ii) Tranche Number:	01
3.	Specified Currency or Currencies:	United States Dollars ("U.S.$")
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$250,000,000
	(ii) Tranche:	U.S.$250,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S.$1,000
	(ii) Calculation Amount:	U.S.$1,000
7.	Issue Date:	October 29, 2009

8.	Maturity Date:	October 29, 2012
9.	Interest Basis:	2.00 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Corporation Call (further particulars specified below)
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	2.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	April 29 and October 29 in each year
	(iii)Fixed Coupon Amount:	U.S.$10 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, not adjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Applicable
	(i) Optional Redemption Date(s):	October 29, 2010
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	U.S.$1,000 per Calculation Amount

	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	5 Business Days prior to the Optional Redemption Date
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$1,000 per Calculation Amount
23.	Early Redemption Amount:	
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Terms Agreement:	October 26, 2009
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable

RATINGS

Ratings:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBE91
Common Code:	045864863
CUSIP:	45950K BE9
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

EXHIBIT G

TERMS AGREEMENT NO. 975 UNDER THE STANDARD PROVISIONS

October 26, 2009

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$250,000,000 Callable Fixed Rate Notes due October 29, 2012 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York time on October 29, 2009 (the "**Settlement Date**") at an aggregate purchase price of U.S.$250,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1of the Standard Provisions, dated as of the Settlement Date.

5 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021-000-021 (JPMCHASE/GREENWICH); and payment of the purchase price specified above shall be delivered in immediately available funds to the corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

6 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a

Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

RBS SECURITIES INC.

By: ______________________

Name: Scott Graham
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:
Title:

SCHEDULE I

Notice Details of the Dealer:

RBS Securities Inc.

600 Washington Boulevard

Stamford, CT 06901

Attention: Debt Capital Markets Syndicate

Telephone: 203-897-6166

Fax: 203-873-4534